U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


  [X] Form 10-KSB [ ] Form 11-K [ ] [ ] Form 20-F Form 10-Q [ ] Form N-SAR


For Period Ended:          June 30, 1996

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on N-SAR


For the Transition Period Ended: _____________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Parts I, II, III and IV, financial statements, and exhibits


Part I -- Registrant Information



Full Name of Registrant  Mediware Information Systems, Inc.

Former Name if Applicable  NA


1121 Old Walt Whitman Road
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Address of Principal Executive Office (Street and Number)


Melville, New York  11747-3005
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(City, State and Zip Code)


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PART II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III -- Narrative

State below in reasonable detail the reasons why 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Registrant is unable to file its Annual Report on Form 10-KSB for the year ended June 30, 1996 because the trunk containing the auditor's work papers and other documents were stolen from the UPS truck during shipment from the client's office to the auditors' home office. This theft, which was outside the control of either the Registrant or the auditors, has delayed the completion of the audited financial statements for the fiscal year ended June 30, 1996. These financial statements will reflect a significant acquisition concluded in June, 1996.

         In addition, at this time the Registrant is renegotiating the terms of certain aspects of such acquisition. The outcome of these negotiations, if successful, could have a materially favorable effect, and the Registrant hopes that an agreement can be reached before the end of the fifteen-day extension which is requested. In the circumstances, it does not appear to be in the best interest of investors for the Registrant to promulgate its Report on Form 10-KSB with this uncertainty unresolved.


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PART IV -- Other Information

         (1) Name and telephone number of  person  to  contact  in   regard   to
notification

   Les Dace                           408                           438-4735
    (Name)                         (Area Code)                (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes       [ ] No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes       [ ] No


         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant concluded a significant acquisition in the last month of its fiscal year ended June 30, 1996, acquiring net assets initially recorded on its books at approximately $6,000,000, initially incurring purchase money liabilities of approximately $6,000,000, and raising approximately $5,000,000 of net funds through the issuance of shares of its common stock. In addition, the acquisition will result in a charge to earnings of approximately $3.5 million in fiscal 1996 for the write-off of acquired in-process research and development technology. These matters have been reflected in the proforma financial statements included as a part of Registrant's Current Report on Form 8-KA filed on September 13, 1996.


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                       Mediware Information Systems, Inc.
                  (Name of Registrant as specified in charter)




has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date September 30, 1996                By /s/ Les Dace
                                          ------------
                                          Les Dace, President


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